SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TRANSENTERIX, INC.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

89366M102

(CUSIP Number)

Joshua Weingard

TransEnterix, Inc.

Chief Legal Officer

635 Davis Drive

Suite 300

Morrisville, North Carolina 27560

Telephone: (919) 765-8400

(Name, address and telephone number of person authorized to receive notices and communications)

December 6, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Dr. Jane Hsiao, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,476,151 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 24,476,151 (1)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,476,151 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.93%(2)
14	TYPE OF REPORTING PERSON IN

1	Includes options to purchase 375,000 shares of common stock and warrants to purchase 2,000,000 shares of common stock. Also includes 6,288,470 shares of common stock held by Hsu Gamma Investments, LP, a Delaware limited partnership (“Hsu Gamma”), of which the Reporting Person is the general partner. The Reporting Person disclaims beneficial ownership of the securities held by Hsu Gamma, except to the extent of her pecuniary interest therein.
2	Based on 244,093,218 shares of Common Stock outstanding as of December 6, 2013.

ITEM 1. Security and Issuer

This Amendment No. 3 to Schedule 13D (this “Amendment”) is filed by Dr. Jane Hsiao, Ph. D. (the “Reporting Person”) and amends certain Items of the Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on September 12, 2007 and amended on July 18, 2013 and September 17, 2013, by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged.

This Amendment is filed with respect to the common stock, par value $0.001 per share, of TransEnterix, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 635 Davis Drive, Suite 300, Morrisville, North Carolina 27560.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On December 6, 2013, upon the filing of the Issuer’s Amended and Restated Certificate of Incorporation, each outstanding share of the Issuer’s Series B Convertible Preferred Stock, par value $0.01 per share, automatically converted into ten (10) shares of the Issuer’s Common Stock.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety to read as follows:

The Reporting Person’s beneficial ownership of the Issuer’s common stock is as set forth in the table below:

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Percentage of Outstanding Shares of Common Stock(1)
Dr. Jane Hsiao, Ph. D.	24,476,151(2)	9.93%

(1)	Based on 244,093,218 shares of Common Stock outstanding as of December 6, 2013.
(2)	Includes options to purchase 375,000 shares of common stock and warrants to purchase 2,000,000 shares of Common Stock. Also includes 6,288,470 shares of common stock held by Hsu Gamma, of which the Reporting Person is the general partner. The Reporting Person disclaims beneficial ownership of the securities held by Hsu Gamma, except to the extent of her pecuniary interest therein.

The Reporting Person’s responses to cover page Items 7 through 10, inclusive, of this Amendment, including the footnotes thereto, are hereby incorporated by reference in this Item 5.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2013	/s/ Dr. Jane Hsiao, Ph D
Dr. Jane Hsiao, Ph. D.

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